RIDER FOR EXCESS LOAN PROTECTION

This benefit is a part of this contract only if it is listed on a contract data page.

Rider Benefit

After the rider is exercised, we will waive any monthly charges or unpaid loan interest that would otherwise cause the contract debt to exceed the cash value (see Excess Contract Debt Default). This contract will not enter default (see Default) after the rider is exercised. You may exercise the rider only after all of the conditions stated below are met.

Benefit Charges

When the rider is exercised, we will deduct a one-time charge from the contract fund. The amount of that charge is described under Adjustments to the Contract Fund. There is no charge if the rider is not exercised.

Conditions

Your right to exercise this rider is subject to all of these conditions:

1. Your request to exercise the rider must be dated on or after the later of (a) the fifteenth contract anniversary and (b) the contract anniversary on or after the Insured’s 75th birthday. If the contract to which this rider is attached is a survivorship contract, your request to exercise the rider must be dated on or after the later of (a) the fifteenth contract anniversary and (b) the contract anniversary on or after the younger Insured’s 75th birthday.

2. Contract debt (see Contract Debt) must be greater than the basic insurance amount.

3. Contract debt must be equal to or greater than 95% of the cash value.

4. There must be sufficient net cash value (cash value less contract debt) to pay the one-time benefit charge.

5. The death benefit qualification test you elected for this contract must be the guideline premium test. This election is made at the time that this contract is issued and may not be changed.

6. This contract must not be a modified endowment contract.

7. Exercising the rider must not cause this contract to become a modified endowment contract or cause this contract to fail to qualify as life insurance under the applicable tax law (see Applicable Tax Law).

Exercising the Rider

If all of the above conditions are satisfied, you may request to exercise the rider by submitting a written request in a form that meets our needs. The exercise of the rider will be effective on the monthly date on or after the date we receive your written request at our Home Office. Your request to exercise this rider is irrevocable.

Effect on the Contract

Once the rider is exercised, all of the following apply:

1. You may not make any further withdrawals.

2. You may not make any further increases or decreases to the basic insurance amount.

3. You may not make any further premium payments.

4. You may not make any further changes to the type of death benefit.

5. If the contract to which this rider is attached is a variable contract, any amounts in the variable investment options will be transferred to the fixed investment option and you may not make any further transfers out of the fixed investment option.

6. Any riders and benefits and their associated charges will terminate.

PLI 518-2008

Effect on the Basic Insurance Amount

On the date the rider is exercised, the basic insurance amount will be changed to equal the type A death benefit (see Death Benefit).

Effect on the Death Benefit

On and after the date the rider is exercised, the death benefit will be the greater of (a) the type A death benefit (see Death Benefit)

and (b) the amount of contract debt multiplied by the attained age factor that applies. The attained age factors are shown in the contract data pages.

Termination

This benefit will end on the earliest of:

1.	the end of the grace period if the contract is in default;
2.

the contract anniversary immediately following the Insured’s 121st birthday or, if the contract to which this rider is attached is a survivorship contract, the contract anniversary immediately following the younger Insured’s 121st birthday;

3.	the date the contract ends for any other reason.

Rider attached to and made part of this contract on the contract date.

Pruco Life Insurance Company,

By:

Secretary

PLI 518-2008